Bennett Environmental Inc.
Common Shares
081906109
December 31, 2001


CUSIP 081906109
1. Sprott Securities Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,132,082 (11.1%)

6. 48,740 (0.5%)

7. 1,132,082 (11.1%)

8. 48,740 (0.5%)

9. 0

10. n/a

11. 0%

12. BD


Item 1
(a) Bennett Environmental Inc.
(b) Suite 200
    1130 West Pender Street
    Vancouver, British Columbia
    V6E 4A4
    Canada

Item 2
(a) Sprott Securities Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 081906109

Item 3
n/a

Item 4
(a) 0
(b) 0%
(c) (i) 1,132,082 (11.1%)
    (ii) 48,740 (0.5%)
    (iii) 1,132,082 (11.1%)
    (iv) 48,740 (0.5%)

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 9, 2002
W. Jeffrey Kennedy
Chief Financial Officer